SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

[redacted]

08002482

RECEIVED
2008 MAY 13 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please ensure the entries on this return are typed

SUPPL

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent (Executive) Share Option Scheme	
3.	Period of return:	From 1 November 2007- to 30 April 2008
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at start of period	77,952 (ordinary shares of $97^{17/19}$ pence each)
5.	Number of shares issued/allotted under scheme during period:	42,414 (ordinary shares of $97^{17/19}$ pence each)
6.	Balance under scheme not yet issued/allotted at end of period	35,538 (ordinary shares of $97^{17/19}$ pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	250,000 ordinary shares of $97^{17/19}$ pence each Date of Grant of Listing – 13 October 2006 8,293 ordinary shares of $97^{17/19}$ pence each Date of Grant of Listing – 11 September 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

234,614,062 ordinary shares of $97^{17/19}$ pence each

Contact for queries:

Name: Kerry Porritt

Telephone: 0121 722 4730

Address:

2297 Coventry Road, Birmingham, B26 3PU

PROCESSED
MAY 15 2008
THOMSON REUTERS

Person making return

Name: Fiona B Smith

Position: Group General Counsel and Company Secretary

dlw 5/13

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent Sharesave Scheme	
3.	Period of return:	From 1 November 2007- to 30 April 2008
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,153,456 (ordinary shares of 97 17/19 pence each)
5.	Number of shares issued/allotted under scheme during period:	54,107 (ordinary shares of 97 17/19 pence each)
6.	Balance under scheme not yet issued/allotted at end of period	1,110,357 (ordinary shares of 97 17/19 pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,413,663 ordinary shares of 97 17/19 pence each Date of Grant of Listing – 13 October 2006 1,067,175 ordinary shares of 97 17/19 pence each Date of Grant of Listing – 11 September 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

234,614,062 ordinary shares of 97 17/19 pence each

Contact for queries:	Address:
Name: Kerry Porritt	2297 Coventry Road, Birmingham, B26 3PU
Telephone: 0121 722 4730	

Person making return

Name: Fiona B Smith Position: Group General Counsel and Company Secretary

END